Contact

www.linkedin.com/in/chris-rivera-124a9b9 (LinkedIn)

Top Skills

Biotechnology
Lifesciences
Medical Devices

Chris Rivera

President, CEO & Chairman of the Board at EMulate Therapeutics, Inc. - Chairman & Founder, Hapbee Technologies, Inc.
Renton, Washington, United States

Experience

EMulate Therapeutics, Inc.
President, CEO & Chairman of the Board
March 2019 - Present (6 years 7 months)
Seattle, WA

Nativis, Inc.
Chairman, President & CEO
January 2016 - Present (9 years 9 months)
Seattle, WA

Nativis is a clinical stage company, with a novel platform technology. The initial clinical trials in are GBM, however other cancers and diseases like Alzheimers' are being studied in pre-clinical studies.

Go to www.nativis.com for more information.

Washington Biotechnology and Biomedical Association
President & CEO
December 2008 - December 2015 (7 years 1 month)

The Washington Biotechnology & Biomedical Association is a not-for-profit association of more than 450 life sciences companies, universities, academic institutions and others working together to provide better health to people everywhere.

Hyperion Therapeutics
President, CEO & Founder
August 2006 - June 2008 (1 year 11 months)

Hyperion Therapeutics is a privately held specialty therapeutics company focused on the development of therapies that address orphan or underserved patient populations with unmet medical needs. The Company was founded in 2006 and is focused in the areas of gastroenterology and hepatology.

Tercica, Inc.
SVP, Commercial Operations
April 2005 - August 2006 (1 year 5 months)

Led US commercial launch of Increlex (IGF-1) and cross-licensing transaction with Ipsen for global rights to Increlex and N. American rights to acromegaly drug.

Corixa
Vice President
2003 - 2005 (2 years)

Head of commercial operations and principle of BD team.

Genzyme
SVP
1996 - 2003 (7 years)

Head of commercial operations at GTR and helped form renal therapeutic division. Led managed care negotiations, US P&L and helped with EU product launch.

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Education

Seattle University
Marketing, Management · (1987 - 1990)

University of Oklahoma Health Campus
MS, Audiology · (1983 - 1985)

Northwestern Oklahoma State University
BS, Business · (1979 - 1983)